Exhibit 99.1
Conformed Copy
UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

TELENOR EAST INVEST AS,

Plaintiff
05 Civ. 7584 (GEL)

OPINION AND ORDER
-against-

ECO TELECOM LIMITED, ALFA TELECOM LIMITED, CTF HOLDINGS LIMITED, and CROWN FINANCE FOUNDATIONS

Defendants.

Robert L. Sills, Adam S. Zimmerman, David M.
Powers, Orrick, Herrington & Sutcliffe, LLP, New
York, NY, for Plaintiff, Telenor East Invest AS.
Ronald S. Rolfe, Cravath, Swaine & Moore LLP,
New York, NY, for Defendants Eco Telecom
Limited, Alfa Telecom Limited. CTF Holdings
Limited, and Crown Finance Foundations.
GERARD B. LYNCH, District Judge:
     This matter began with an order to show cause filed on August 26, 2005. Both parties are minority shareholders of a Russian corporation OAO Vimpel-Communications (“VimpelCom”). The plaintiff, Telenor East Invest AS (“Telenor”), owns 26.6% of the voting stock of VimpelCom, while the defendant, Eco Telecom Limited (“Eco Telecom”), owns 32.9%. Eco Telecom is related to the other defendants in this action through a series of parent-subsidiary relationships that do not bear on the current matter.
     As minority stockholders of VimpelCom, Telenor and Eco Telecom have engaged in a proxy fight in connection with the proposed acquisition by VimpelCom of Ukrainian

Radiosystems (“WellCom”), a Ukrainian telecommunications company. In connection with the proposed transaction, Eco Telecom has made various representations both via the internet and through a Schedule 13D and various amendments thereto filed with the SEC. These representations give rise to Telenor’s complaint.
     As is common in fast-moving proxy fights, the factual situation, and the plaintiff’s demands for relief, have evolved even in the short time the matter has been pending. At a hearing on September 6, 2005, and in a Proposed Order, Telenor has requested the following relief: (1) that Eco Telecom remove a website (the “Website”) that contains statements and representations encouraging VimpelCom shareholders to vote in favor of the WellCom transaction; (2) that Eco Telecom remove an advertisement supporting the WellCom transaction from the Yahoo! Finance website; (3) that all proxies submitted through the Website be enjoined from voting in connection with the WellCom transaction; and (4) that Eco Telecom be enjoined from voting its shares in connection with the WellCom transaction unless and until certain additional disclosures are made through further amendments to Eco Telecom’s Schedule 13D, namely (a) that Alexei Reznikovich, the CEO of defendant Alfa Telecom Limited, has a business relationship with a prospective seller in the WellCom transaction, (b) that Reznikovich had previously valued WellCom at $145,000,000, an amount much lower than Eco Telecom’s current stated valuation of WellCom, $296,000,000, and (c) the identities of any persons who will receive any payment if the WellCom transaction is completed. For the following reasons the plaintiff’s requests for injunctive relief are denied.
     To obtain a preliminary injunction the plaintiff must make two showings; “(1) that the injunction is necessary to prevent irreparable harm, and (2) there is a ‘clear’ or ‘substantial’

likelihood that it will prevail on the merits.” Sunward Electronics, Inc. v. McDonald. 362 F.3d 17, 24-25 (2d Cir. 2004). For purposes of this Opinion and Order it will be assumed that Telenor has satisfied the “irreparable harm” requirement, since if the WellCom transaction is approved on September 14, 2005, then the horse is out of the barn and any negative impact on plaintiff’s investment in VimpelCom could not be easily remedied. Nevertheless, plaintiff’s motion must be denied because it has not shown a likelihood that it would prevail on the merits in any of its claims,
     Section 13(d) of the Securities Exchange Act of 1934 requires that specified parties make certain disclosures in connection with certain purchases of stock.1 Among the required disclosures are (a) the identity of and information about the purchasers; (b) the source of the funds used in connection with the purchase; (c) whether or not the purpose of the purchase is to take control of the issuing corporation; (d) the number of shares to be owned by the purchasers; and (e) information regarding “contracts, arrangements, or understandings with any person with respect to any securities of the issuer.” 15 U.S.C. § 78m(d) (2005). As is evident from the text of the statute, rather than requiring the disclosure of all material information, section 13(d) only requires that specified information be disclosed to shareholders. But the statute’s requirements do not sit in isolation. Rather, they are informed by regulations such as 17 C.F.R. § 240.12b-20 (2005), which states that “[i]n addition to the information expressly required to be included [by section 13(d)], there shall be added such further material information, if any, as may be necessary

[1]	Eco Telecom argues in passing that it was not in fact required to file a Schedule 13D. Whether or not Eco Telecom was required to file, however, is irrelevant to the current matter. It did in fact file a Schedule 13D, and therefore any representations made therein are subject to the governing statutes and regulations.

to make the required statements, in the light of the circumstances under which they are made, not misleading.”
     Rule 12b-20, while certainly expanding on the disclosure requirements of section 13(d), has sensibly not been interpreted to swallow section 13(d)’s limited disclosure obligations. As this court stated in Kaufman & Broad, Inc. v. Belzberg, 522 F. Supp. 35.42 (S.D.N.Y., 1981), “By its plain language, Rule 12b-20 requires the disclosure of additional material information necessary to make the required Section 13(d) disclosures not misleading. The rule does not... convert Section 13(d) into a mandate to disclose any and all material information...”
     Despite Kaufman, plaintiff attempts to support its claim for additional disclosure by relying on a more recent decision of this court, Horsehead Resource Development Co. v, B.U.S. Environmental Services, Inc., 916 F. Supp. 305 (S.D.N.Y. 1996). In Horsehead a corporation was required to disclose information relating to the existence of criminal charges that directly related to the acquisition there at issue, even though pending criminal matters are not specified as a required disclosure under section 13(d). However, the Horsehead Court took care to limit its holding, stating that “shareholders of an environmental waste control company would find material the knowledge that the company’s largest shareholders are being tried for environmental law violations. For this reason, and this reason only, such information is considered ‘material.’” Id. at 313 (emphasis added). Plaintiff has not alleged that there exist relevant criminal charges against any party or shareholder related to this matter, so Horsehead is not applicable. Therefore, the general rule of Kaufman applies, and this Court must determine whether Telenor has established that it is likely to succeed in showing that Eco Telecom’s Schedule 13D disclosures are materially misleading, either because they are inaccurate in themselves or because they omit information necessary to prevent the statements made from being misleading.
     Plaintiff’s requests for injunctive relief with respect to the Website must be denied. Telenor’s principal objection to the Website is the claim that Eco Telecom grossly exaggerates the value of WellCom, and suppresses facts that would undermine its valuation. But as discussed more fully below, ascribing value to a proposed corporate acquisition is largely a matter of opinion. Telenor has not identified significant factual inaccuracies on the Website regarding objective facts about WellCom, and this Court cannot conclude, on the limited record before it, that a factfinder at trial would likely find Eco Telecom’s alleged misrepresentations material. In any event, since Telenor itself has vigorously disputed Eco Telecom’s claims with its own communications to VimpelCom’s shareholders, there can be no claim that the shareholders are not fully informed about the facts relevant to the valuation dispute. Moreover, the information on the Website regarding valuation with which the plaintiff takes issue has already been removed.
     Plaintiff also claims that the Website is, or at one time was, designed to appear to be a VimpelCom website instead of what it actually is, a website owned and operated by defendants. However, it has since been made clear that the Website is operated by defendants, and any confusion brought about by previous versions of the Website can hardly be material. A shareholder who mistakenly believed that the Website was put up by VimpelCom would get the impression that VimpelCom management supports the WellCom transaction. But any confusion would not be materially misleading; plaintiff concedes that VimpelCom management does in fact support the transaction. Therefore, plaintiffs requests that defendants be enjoined from operating the Website, that all proxies submitted through the website be enjoined from voting, and that the Yahoo! Finance advertisement that links to the Website be removed are all denied.
     Plaintiff’s requests for corrected or additional disclosure in an amendment to their Schedule 13D must also be denied. Plaintiff has essentially two complaints with regard to the Schedule 13D: The valuation of WellCom is inflated, and the possibility of self-dealing is not adequately disclosed. The valuation of a corporation is not a fact, but rather is a debatable matter subject to different opinions and interpretations. When a matter such as the valuation of a corporation is in dispute, “the law requires only that the disputed facts ... be disclosed.” Avnet, Inc. v. Scope Indus., 499 F. Supp. 1121,1125 (S.D.N.Y. 1980). Defendants have obtained a valuation of WellCom; plaintiff disputes that valuation. As this Court stated in Avnet, the remedy for this disagreement is simply that the disputed facts be disclosed to the shareholders. That is exactly what has happened here. In response to Telenor’s complaint, Eco Telecom included the substance of the complaint in an amendment to its Schedule 13D, and appended a copy of the complaint itself, which details at length plaintiff’s objections to the defendants’ valuation. (Rolfe Decl. Ex. B at 7,15). Additionally, plaintiff seeks a specific disclosure in connection with a previous and allegedly inconsistent valuation made by defendant Alfa Telecom Limited’s CEO Alexei Reznikovich. It is unclear what relevance this disclosure would have. The previous valuation was made in June of 2004 and it would not be surprising if the Ukrainian telecommunications market had experienced some changes since that time. Regardless of possible market changes, Reznikovich was not defendant’s CEO at the time of the previous transaction, and there are numerous possible reasons for why individuals in different roles would come to different valuations for the same company. In any case, the failure of Eco Telecom to disclose Mr. Reznikovich’s previous valuation of WellCom does not rise to the level of a violation of section 13(d). Eco Telecom disclosed its valuation and fully disclosed Telenor’s complaint regarding that valuation. With claims by both sides before the shareholders, Eco Telecom’s disclosure is not misleading. Finally, with regard to the valuation claims, this Court’s discussion in Condec Corp. v. Farley. 573 F. Supp. 1382 (S.D.N.Y. 1983) would seem to apply here with equal force. The Condec Court stated, in rejecting a request for additional disclosure, “Central to our holding is the fact that we believe the additional information which would be furnished by the requested ‘corrective disclosures’ would add little to the fund of information available to the stockholders and the marketplace...[T]he net consequences of the filings in fact made, which include a full recitation of the issues raised by plaintiff in this litigation, is that all interested parties now have access to all of the facts.” Id. at 1386.
     Turning finally to the plaintiff’s complaint regarding the possibility of undisclosed self-dealing, here too Telenor’s claim falls short. In an amendment to its Schedule 13D in response to Telenor’s initial complaint, Eco Telecom states, “For the avoidance of doubt, the Reporting Persons hereby confirm that no Reporting Person, nor any of their officers, directors, subsidiaries, shareholders, beneficial owners or affiliates ..., nor, to the best knowledge of the Reporting Persons, any employee of the Reporting Persons, their subsidiaries or affiliates, has any financial interest in the sellers of WellCom.” (Rolfe Decl. Ex. B at 7). Plaintiff notes that the broad language in Eco Telecom’s disclosure nevertheless does not disclaim the possibility that someone related to the defendants could have some sort of fee agreement under which he or she, while not having a financial interest in the sellers of WellCom, would still have a financial interest in the transaction itself. However, the mere logical possibility of such an arrangement cannot, by itself, be the basis for an order requiring the defendants to deny that such an arrangement exists. Section 13(d) and Rule 12b-20 serve to prohibit misleading statements, but without evidence to the contrary there is nothing to suggest that Eco Telecom’s statement is misleading in any way. The statement would arguably be misleading if a fee agreement of the type plaintiff suggests did in fact exist, but plaintiff candidly acknowledges that it has produced no such evidence. Without evidence of a misleading statement there is nothing to correct, and therefore corrective disclosure cannot be ordered.
     For the foregoing reasons plaintiff has not shown a likelihood of success on the merits of any of its claims for injunctive relief. Accordingly, plaintiff’s motion for preliminary injunction is DENIED.

SO ORDERED.

Dated: New York, New York
September 7, 2005

/s/ GERARD E. LYNCH

GERARD E. LYNCH United States District Judge